EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Six Months Ended
	July 3, 2016	July 5, 2015
Earnings:

Income before income taxes	$573,025	$358,668

Add (deduct):

Interest on indebtedness	42,961	40,040
Portion of rents representative of the interest factor (a)	4,771	5,304
Amortization of debt expense	801	574
Amortization of capitalized interest	1,343	1,167
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(1,465)	(3,477)

Earnings as adjusted	$621,436	$402,276

Fixed Charges:

Interest on indebtedness	$42,961	$40,040
Portion of rents representative of the interest factor (a)	4,771	5,304
Amortization of debt expense	801	574
Capitalized interest	3,561	6,243

Total fixed charges	$52,094	$52,161

Ratio of earnings to fixed charges	11.93	7.71

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.